Mail Stop 3233
                                                           November 1, 2018

Via E-mail
Chunxia Jiang
Chief Executive Officer, President,
Secretary, Treasurer, and Chief Financial Officer
AllyMe Holding, Inc.
506 Enterprise Ave
Kitimat, BC, Canada,V8C 2E2

       Re:    AllyMe Holding, Inc.
              Amendment No. 1 to Registration Statement on Form S-1 Filed October 24, 2018
              File No. 333-227025

Dear Ms. Jiang:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2018 letter.

General

1. We note your response to comment 1 of our letter. We further note that your financial statements reflect revenue of $0 for the six months ended June 30, 2018, and that you have characterized the fees received pursuant to the client consulting agreements as
       "other income." In addition, you checked the box indicating that you are a shell company in your Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, filed on
       August 14, 2018. Please disclose your shell company status on the prospectus cover page and add a risk factor that highlights the consequences of shell company status, or provide us supplementally with your detailed analysis as to why you are not a shell company in light of the foregoing factors.
 Chunxia Jiang
Allyme Holding, Inc.
November 1, 2018
Page 2

       You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Daniel L.
Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann,
Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3401 with any other questions.

                                                          Sincerely,

                                                          /s/ Jennifer Gowetski

                                                          Jennifer Gowetski
                                                          Senior Counsel
                                                          Office of Real Estate
and
                                                          Commodities
cc:    Lee Cassidy
       Jarvis Lagman